Filed by The News Corporation Limited
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation
Commission File No. 000-26035
General Motors Corporation
Commission File No. 001-00143

Keynote Speech at 2003 Spring SkyFORUM by Chase Carey

May 20, 2003

         Thank you, Jeff. Good afternoon. Thank you as well to the SBCA for inviting me to speak to you today.

        I don’t know how many of you remember a movie called “Groundhog Day” where the lead character Bill Murray lives the same day over and over again. I felt like I was in that movie when I got up this morning. You see it was just about three years ago that I spoke to you about a bold plan for Newscorp to help transform the satellite television industry.

        As was true then, my lawyers have somewhat limited what I can say. Jeff Torkelson actually introduced me. And DirecTV was the market leader in the US satellite television industry. Of course, Bill Murray only had to wait 24 hours for his life to go full circle while it took three years for Newscorp and myself to repeat this cycle. In fact, many people kidded me about my youthful appearance in the photo that accompanied the announcement of this talk. I explained that photo was taken when we began our discussions with Hughes.

        Fortunately, during this cycle both DirecTV and the satellite industry have not stood still. This has been a period of real growth. In fact, the story of DirecTV from its origins has been one of growth and remarkable achievements. It is truly a platform that launched a revolution in the delivery of television and took the US consumer by storm.

        However, after several years of phenomenal growth some have said that satellite’s glory days are numbered. While I don’t deny that the competition from cable is formidable, we firmly believe that DirecTV’s greatest growth opportunities lie ahead of it, not behind.

        As there are limits to what I can say publicly at this time about our goals or plan, I’m going to focus today on three subjects:

o	The competitive landscape,
o	The News Corp. advantage, and
o	The growth drivers for the future.

        Starting with the competitive landscape, you don’t have to look any further than the first quarter of this year to see that satellite continues to grow at a remarkable pace. When it comes to growth and profitability, there’s no leveling off in sight.

        Nearly 1.4 million new households signed up for satellite TV in the first three months of this year. That’s more than 15,000 homes per day. Just think about that for a moment. Clearly, consumers continue to embrace satellite TV as a viable alternative to cable.

        Building on several solid quarters, DIRECTV had a breakthrough first quarter. Revenue topped $1.7 billion for the quarter, and customers wrote an average monthly check to DIRECTV for more than $59.

        EchoStar posted impressive numbers as well. With revenues of $1.36 billion, and average revenue per month of $51.48, The Dish Network is going strong.

        Both companies also posted net profits in the quarter.

        With strong numbers like these, it’s clear that satellite is building on the watershed year it had in 2002. Last year the satellite sector added well over 2 million net new subscribers. Meanwhile, the cable industry showed a net customer loss of roughly 700,000 in 2002 – the first time in its history that cable lost customers on a net basis.

        This year is shaping up to be just as promising for the satellite sector. According to industry analysts, another 2 million Americans are projected to discover the advantages of the all-digital satellite television experience in 2003. With 30 percent of that forecast already achieved in the first quarter, it’s not unreasonable to think that we’ll achieve those numbers for the year.

        Even more telling when we look to the future of satellite is the forecast of where we’ll be at the end of what’s been called the digital decade. If the growth trends continue – and I’m confident they will – the U.S. satellite universe has the opportunity to expand to in excess of 30 million customers before the end of this decade.

        That represents the addition of more than 10 million new customers translating into more than two satellite dishes per minute going up on homes across America.

        With all of satellite’s successes relative to cable – along with many innovations to come – 30 million plus customers is well within the reach of the satellite sector. Satellites success is not limited to sub growth either. There have been real improvements in churn, set top box costs, profit margins and other metrics that are really driving the inherent profit potential of the satellite model.

        Satellite has had a number of competitive advantages to cable. Satellite’s important strengths have included a national footprint, lower infrastructure costs, and a flexible infrastructure that can be continuously upgraded with more ease than the competing wired systems. Satellite has provided maximum choice and value to the American consumer. Survey after survey have shown that satellite is considered the most advanced and rewarding television experience by consumers.

        But satellite cannot get complacent. Cable is retrenching and aggressively fighting to retain market share. Satellite must continue to strive for improvements and excellence in programming, quality, customer service and value.

        Competition is also going to be significant with technological enhancements like VOD, high definition and broadband. We are confident that satellite enhancements including PVRs, new compression distribution technologies like AVC, new spectrum utilization strategies and other innovations and advances will enable satellite to maintain and build on its leadership position. Satellite is also poised to bring exciting innovations like interactivity to the market.

        All of these advancements must be introduced and developed with the consumer in mind. That means the new features must be easy to use, market, and explain to consumers. Simplicity is a great goal when it comes to consumers.

        Improvements are obviously not limited to enhancements. We must also continue to reduce infrastructure and operating costs and improve efficiencies. This will provide us the ability to have the lean, fast moving and profitable organization necessary to grow the business.

        With all of the positive trends in the satellite sector . . . and the strong track records of both DIRECTV and EchoStar . . . what does News Corp. add to the equation?

        First, Newscorp brings a real entrepreneurial spirit and energy to the business. We have built numerous businesses and are prepared to make the investments necessary to maximize the potential of Hughes.

        In the ‘80‘s we launched the Fox network in the face of three entrenched competitors. No one gave us much of a chance but we are about to win the last two sweeps and will come close to being the number one network for the year in the key 18-49 demo.

        In the 90‘s we launched the Fox News Channel against a dominant CNN. Today it’s the nations most watched cable news channel – not to mention that it’s a hit in the Sensenbrenner household. In fact, Fox News is frequently beating CNN, MSNBC, CNBC and Headline News combined. We also took on ESPN by integrating a number of regional sports networks. We have built numerous businesses overseas from BSkyB to Foxtel to Star.

        Second, not only do we have a proven track record in successfully innovating and building media businesses but we have very specific expertise in building satellite platforms.

        Take BSkyB’s transition to digital technology. With an analog platform that constrained channel increases beyond 25, BSkyB converted to digital in 1998 and launched a digital service offering of 140 channels.

        In the first 30 days, more than 100,000 digital decoders were sold. The following year, BSkyB offered free set-top boxes and dishes to help speed the conversion. The subscriber base jumped by 1.2 million in just 10 months.

        This fueled other innovations. In 2000, for example, BSkyB launched the world’s first interactive TV news service, Sky News Active. Viewers could choose from multiple segments being broadcast simultaneously on a news channel. Since then, BSkyB has continued to introduce additional interactive features. Today it offers online shopping, banking, games, e-mail and information services – all with the look, feel and immediacy that viewers expect from television.

        These kinds of innovations are part of the reason BSkyB has been able to hold its churn level well below one percent per month. By applying what we’ve learned on the other side of the pond, we can lower churn even further and free up resources for research, development and marketing.

        Newscorp will also bring a size and scale to the satellite business that will benefit our efforts. We will be able to capture economies of scale in areas like set top box manufacturing. More importantly, we will have a scale that enable us to continue to lead in the development, integration and deployment of new technologies like PVR focused content, advanced electronic program guides, interactivity, new set top box technologies, as well as the next generation of features that we are currently working on in the lab.

        Finally, Newscorp will bring a passion, energy and decisiveness to this business which will energize both the employees as well as our critical partners in the business. And rest assured we know that numerous companies we deal with from set top box manufacturers to retailers to installers are all critical. We need to make our business more efficient, effective and faster growing for all of our partners. There is a role for all. For example, I have heard gossip we will favor direct sales over retail. That is wrong. We need to aggressively develop all channels and retail has to play a critical and important role in a relationship that works for both of us. The consumer electronic retailer share the unique ability to reach a consumer demographic that is highly appealing. And the independent retailers are delivering quality, committed customers, which lowers churn.

        As we roll out advanced services, interactive offerings and new set-top-boxes, both of these retail segments have the advantage of offering consumers a test drive – the opportunity to actually pick up a remote and experience what the new services are all about. The retail segment is – and will continue to be – a significant force in the distribution mix at DirecTV.

        While we need to be decisive we will also be prudent. For example, the Pegasus relationship with Direct is a problem. Pegasus is losing subscribers. It has a business model that they say doesn’t work. The leverage on their balance sheet creates another set of problems. The legal issues relating to the length of contract and other matters are about to get resolved in court. Articles in Forbes and comments I have heard second hand imply Newscorp will ignore these issues and pay whatever it takes to clean this up. To start, this is not a decision for Newscorp before our deal closes. More importantly, Newscorp will make quick decisions but not foolish ones. Newscorp will value Pegasus based on the fair value of the Pegasus cash flows. Current valuations of Pegasus defy the reality of these cash flows. Newscorp is in line with DirecTV on this situation and will only be supportive of a transaction that is fair to the Hughes shareholders.

        Now that I’ve talked about the competitive landscape and the News Corp. advantage, I’d like to round out my remarks with a look at the growth drivers in the multichannel market.

        DIRECTV initially made history as the first high-powered DBS system in the U.S. With its ninth anniversary coming up next month, DIRECTV has gone from zero customers to more than 11.4 million in record time. Today it’s the second-largest pay television service in the country.

        Just as impressive as the sheer size DIRECTV has achieved in a relatively short amount of time is the level of revenue it’s generated in recent quarters. In short, the business has made an impressive transition to profitability.

        I credit that track record to the remarkable work of DIRECTV’s leadership. Eddy Hartenstein, the chairman of DIRECTV and by some accounts the father of DBS, put DIRECTV on the map. And Roxanne Austin is a financially focused leader who keeps DIRECTV growing and operating soundly day after day and quarter after quarter.

        Clearly, News Corp. and DIRECTV are going to learn a lot from each other. We’ll be pursuing a common set of objectives to continue driving profitable growth at DIRECTV. I’d like to give you a brief overview of the top four.

o	First, we intend to significantly expand the number of local channel markets. As we all know, the existence of local channels in any given market is the deal maker for many of our new customers. This makes it paramount that we expand to as many markets as financially and technically feasible.

How do we do that? For starters, we’re exploring all the options. Among the possibilities being studied is the use of capacity on Hughes Network Systems’ recently expanded North American Ka-band SPACEWAY system. We also plan to look at new technologies to improve spectrum efficiency and reach more local markets.

Satellite has already cracked the local-into-local challenge and become a true cable replacement. Our ability to continue down that path will rely significantly upon the number of local channel markets we can reach. Two hundred and ten markets is not beyond the realm of the possible.

o	Second, we plan to increase the amount of high-definition programming available. How? By drawing on the advantage of being a pure digital player. While cable has the inherent challenge of managing dual analog and digital platforms, we can focus on our digital strength to bring high-def programming home to American viewers nationwide.

o	Third, we will increase the penetration and features of digital video recorders. By drawing upon our global experience, we intend to create increased consumer awareness and demand for DVR as a long-term technology of choice. In my mind, there’s no question that DVR is the superior technology. In fact, it turns television into “video on demand” – all the time. Our challenge is to get the word out in the marketplace.

o	And fourth, we’ll overcome the last true hurdle to DBS adoption by offering a whole-house, multi-room solution. And again, it has to be a cost-effective option that appeals to value-conscious viewers.

        Taken together, our plans are intended to drive robust growth in the multichannel market for the next several years. Instead of leveling off, as some have predicted, the satellite sector will draw record numbers of new customers and break beyond that 30 million universe I talked about earlier.

        The waiting now appears to be over. Part of that is timing. But more importantly, we have a carefully laid out strategy to raise the bar again for multichannel video delivery systems.

        As EchoStar chief Charlie Ergen said earlier this month, having News Corp. on the satellite team could help expand the overall industry. I couldn’t agree more. / /

        While all of us at News Corp. have been waiting for this moment, it’s also one that should benefit every one of our partners.

        The industry no longer has to wait for the size and scope of investments that will drive satellite to an even bigger future than any of us could have imagined. Engineers and product developers won’t have to wait to see their latest innovation move from the lab to the living room. Retailers and manufacturers won’t have to wait to see sizable and sustained demand.

        So, while we’ve all been waiting for this moment, we have to remember the American consumer has been waiting as well. Waiting for local channels to come to their hometown. Waiting to watch their favorite team in high definition. Waiting to interact with their TVs in ways previously only imagined.

        I can say with confidence that the wait will be well worth it. The American consumer stands to gain the most as we all strive to deliver a reliable, high quality, rich programming service that improves each and every day.

        Among everyone who’s had to wait, I have to share how pleased I am that my own wait is over. In all my years in the entertainment business, I can’t think of any other transaction that’s gotten my blood pumping the way this one does. There’s no place I’d rather be than right here with the movers and shakers and the heart and soul of the multichannel business.

        During the coming months and years, I look forward to working together to bring this industry to the level we all know it can attain. Obviously I’m looking forward to working with Eddy, Roxanne and the rest of the Hughes and DIRECTV teams . . . along with all the other leaders in this impressive industry.

        I know our job won’t be done until there’s a satellite dish on top of every home and business in America. After all, it’s about time.

Thank you.

* * *

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and that actual results or developments may differ materially from those in the forward-looking statements as a result of various factors, including financial community and rating agency perceptions of the company and its business, operations, financial condition and the industry in which it operates and the factors described in the company’s filings with the Securities and Exchange Commission, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein. The company disclaims any obligation to update the forward-looking statements contained herein.

In connection with the proposed transactions, The News Corporation Limited (“News Corp.”), General Motors Corporation (“GM”) and Hughes Electronics Corporation (“Hughes”) will file relevant materials with the Securities and Exchange Commission (“SEC”), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain these documents free of charge at the SEC’s Internet web site at www.sec.gov. The documents may also be obtained free of charge by directing such request to: News America Incorporated, 1211 Avenue of the Americas, 7th Floor, New York, New York 10036, Attention: Investor Relations. Such documents are not currently available.